Exhibit (d)(iii)

SSGA Funds Management, Inc.

1 Iron Street

Boston, MA 02110

June 15, 2018

Chad C. Hallett, Treasurer

The Select Sector SPDR® Trust

One Lincoln Street

Mail Stop SFC30

Boston, MA 02111

Dear Mr. Hallett:

This letter serves to inform The Select Sector SPDR® Trust (the “Trust”), that SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to The Communication Services Select Sector SPDR Fund series of the Trust (the “Fund”), agrees effective June 18, 2018 until January 31, 2022, to (i) waive up to the full amount of the management fee payable by the Fund, and/or (ii) to reimburse the Fund for fees and expenses (exclusive of non-recurring account fees expenses, as measured on an annualized basis) to the level of the expense limitation for the Fund (an “Expense Limitation Agreement”) stated below:

Fund Name	Expense Limitation
The Communication Services Select Sector Fund	0.1345% of the Fund’s average daily net assets.

This Expense Limitation Agreement does not provide for the recoupment by the Adviser of any amounts waived or reimbursed. This Expense Limitation Agreement will remain in effect until January 31, 2022 and shall automatically renew for successive annual periods, unless SSGA FM provides notice to the Fund of its intent not to renew at least ten (10) business days prior to the start of the next annual period. Prior to January 31, 2022 this Expense Limitation Agreement may not be terminated with respect to the Fund without the approval of the Fund’s Board of Trustees. The terms of the Expense Limitation Agreement are subject to the terms and conditions of the Investment Advisory Agreement, dated December 1, 2003 and as amended from time to time, between the Trust and SSGA FM (“Advisory Agreement”).

SSGA Funds Management, Inc.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

The Select Sector SPDR® Trust

By:	/s/ Chad C. Hallett
Name:	Chad C. Hallett
Title:	Treasurer